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              UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION                OMB APPROVAL
         WASHINGTON, D.C. 20549            -------------------------------------
                                            OMB Number:              3235-0058
              FORM 12B-25                   Expires:            April 30, 2009
                                            Estimated average burden
     NOTIFICATION OF LATE FILING            Hours per form................2.50
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                                                SEC FILE NUMBER: 000-51200
                                                CUSIP NUMBER:  88101E 20 1
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(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

               For Period Ended: June 30, 2006
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               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               or the Transition Period Ended: __________________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                       TERRA NOVA ACQUISITION CORPORATION
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                             Full Name of Registrant

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                            Former Name if Applicable

                         2 Bloor Street West, Suite 3400
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            Address of Principal Executive Office (Street and Number)

                        Toronto, Ontario, Canada M4W 3E2
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                            City, State and Zip Code

                       PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                    effort or expense;

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
                    quarterly report or transition report on Form 10-Q or Form
                    10-QSB or portion thereof will be filed on or before the
                    fifth calendar day following the prescribed due date; and

               (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

As a result of the completion of certain transactions, the Company's Quarterly
Report on Form 10-QSB for the quarter ended June 30, 2006 could not be completed in time without unreasonable effort and expense to the Company.

                           PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact
     in regard to this notification

                   Lee Chung               (416)               644-6000
                   ---------               -----               --------
                      (Name)             (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required
     under Section 13 or 15(d) of the Securities
     Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the
     preceding 12 months or for such shorter
     period that the registrant was required to
     file such report(s) been filed? If answer is
     no, identify report(s)
                                                         [X] Yes [ ] No

(3)  Is it anticipated that any significant change
     in results of operations from the
     corresponding period for the last fiscal year
     will be reflected by the earnings statements
     to be included in the subject report or
     portion thereof?
                                                         [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Form 10-QSB will reflect the following changes in results of operations from the prior fiscal year:

The Company expects to record net income of approximately $134,000 for the quarter ended June 30, 2006, compared to net income of approximately $60,000 for the quarter ended June 30, 2005.

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                       TERRA NOVA ACQUISITION CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      August 14, 2006                By: /s/ Lee Chung
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                                              Lee Chung, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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